Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

TALOS ENERGY INC.

Pursuant to Section 151(g)

of

the General Corporation Law of the State of Delaware

Talos Energy Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Second Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 270,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on October 1, 2024, filed a Certificate of Designations (the “Certificate of Designation”) with respect to such Series A Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of said Series A Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designations.

3. That at a special meeting held on December 6, 2024, the Board of Directors of the Company adopted the following resolutions:

WHEREAS, by resolution of the Board and by a Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company (the “Series A Junior Participating Preferred Stock”) filed in the office of the Secretary of State of Delaware on October 1, 2024 (the “Certificate of Designations”), the Company authorized a series of 270,000 shares of Series A Junior Participating Preferred Stock and established the voting powers, preferences and relative participating, optional and other special rights of such series, and the qualification, limitations or restrictions thereof;

WHEREAS, as of the date hereof, no shares of such Series A Junior Participating Preferred Stock are outstanding and no shares of such Series A Junior Participating Preferred Stock will be issued; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designations be eliminated from the Second Amended and Restated Certificate of Incorporation, as amended of the Company (the “Second Amended and Restated Certificate of Incorporation”) by filing a Certificate of Elimination with the Secretary of State of Delaware.

NOW, THEREFORE, BE IT RESOLVED, that the Proper Officers are, and each of them hereby is, authorized and directed to file a Certificate of Elimination with the office of the Secretary of State of Delaware setting forth a copy of this resolution whereupon all matters set forth in the Certificate of Designations shall be eliminated from the Second Amended and Restated Certificate of Incorporation.

4. That, accordingly, all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock be, and hereby are, eliminated from the Charter of the Company.

IN WITNESS WHEREOF, Talos Energy Inc. has caused this Certificate to be executed by its duly authorized officer this 17th day of December, 2024.

TALOS ENERGY INC.

By:	/s/ William S. Moss III
Name:	William S. Moss III
Title:	Executive Vice President,
General Counsel and Secretary